# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primo Brands Corp, CIK 0002042694
CUSIP: 741623102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0001193125-24-260509
Filed by CIK 0002042733
Persons authorized to receive notices and communications: Fola Adamolekun, c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, New York (NY), 10111, (212) 605-6000

## Reporting persons
- ORCP III DE TopCo GP, LLC (CIK 0002042733): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 95,800,466; sole dispositive power 0; shared dispositive power 95,800,466; aggregate amount beneficially owned 95,800,466 (26.5% of the class)
  Comment: Limited Liability Company
- Triton Water Parent Holdings, LP (CIK 0002042697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 95,800,466; sole dispositive power 0; shared dispositive power 95,800,466; aggregate amount beneficially owned 95,800,466 (26.5% of the class)
- Scott Spielvogel (CIK 0001400216): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 95,800,466; sole dispositive power 0; shared dispositive power 95,800,466; aggregate amount beneficially owned 95,800,466 (26.5% of the class)
- Tony W. Lee (CIK 0001988010): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 95,800,466; sole dispositive power 0; shared dispositive power 95,800,466; aggregate amount beneficially owned 95,800,466 (26.5% of the class)
- Triton Water Equity Holdings, LP (CIK 0002046046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 77,206,737; sole dispositive power 0; shared dispositive power 77,206,737; aggregate amount beneficially owned 77,206,737 (21.3% of the class)
- Triton Water Equity Holdings, GP, LLC (CIK 0002046213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 77,206,737; sole dispositive power 0; shared dispositive power 77,206,737; aggregate amount beneficially owned 77,206,737 (21.3% of the class)
  Comment: Limited Liability Company
- Triton Water Forward Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,593,729; sole dispositive power 0; shared dispositive power 18,593,729; aggregate amount beneficially owned 18,593,729 (5.1% of the class)
- Triton Water Forward Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,593,729; sole dispositive power 0; shared dispositive power 18,593,729; aggregate amount beneficially owned 18,593,729 (5.1% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Primo Brands Corp
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Primo Brands Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

August 2026 Underwriting Agreement & Repurchase Transaction

On August 6, 2026, the Issuer, Triton Water Equity Holdings, LP and Morgan Stanley & Co. LLC, acting as underwriter (the "Underwriter"), entered into an Underwriting Agreement (the "August 2026 Underwriting Agreement"), pursuant to which the Underwriter agreed to purchase 20,000,000 shares of Class A Common Stock from Triton Water Equity Holdings, LP, subject to and upon the terms and conditions set forth therein, at a price of $24.37 per share (the "August 2026 Transaction"). On August 7, 2026, the August 2026 Transaction closed.

Pursuant to the August 2026 Underwriting Agreement, the Issuer and the Reporting Persons have agreed not to sell or otherwise dispose of any shares of Class A Common Stock held by them for a period ending 30 days after the date of the August 2026 Underwriting Agreement without first obtaining the written consent of the Underwriter subject to certain exceptions.

In addition, on August 7, 2026, the Issuer repurchased 410,340 shares of Class A Common Stock from Triton Water Equity Holdings, LP at a price of $24.37 per share (the "August 2026 Repurchase Transaction") pursuant to a stock purchase agreement (the "August 2026 Purchase Agreement").

The above descriptions of the August 2026 Underwriting Agreement and August 2026 Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based on 361,943,705 shares of Class A Common Stock outstanding following the August 2026 Repurchase Transaction.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Triton Water Equity Holdings, LP is the record holder of 77,206,737 shares of Class A Common Stock.

Triton Water Forward Holdings, LP is the record holder of 18,593,729 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP and the managing member of Triton Water Forward Holdings GP, LLC, which is the general partner of Triton Water Forward Holdings, LP. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by each of Triton Water Equity Holdings, LP and Triton Water Forward Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by each of Triton Water Equity Holdings, LP and Triton Water Forward Holdings, LP.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the August 2026 Underwriting Agreement and August 2026 Purchase Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Persons intend to use the proceeds from the August 2026 Transaction and the August 2026 Repurchase Transaction to partially prepay the previously disclosed Refinancing Amendment.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10: Underwriting Agreement, dated August 6, 2026, by and among the Issuer, Triton Water Equity Holdings, LP and Morgan Stanley & Co. LLC, as underwriter (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on August 10, 2026).

Exhibit 11: Stock Purchase Agreement, dated August 5, 2026, by and between the Issuer and Triton Water Equity Holdings, LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 10, 2026).

## Signatures
- ORCP III DE TopCo GP, LLC: /s/ Tony W. Lee, Tony W. Lee/Managing Member (08/10/2026)
- Triton Water Parent Holdings, LP: /s/ Tony W. Lee, Tony W. Lee/Authorized Person (08/10/2026)
- Scott Spielvogel: /s/ Scott Spielvogel, Scott Spielvogel (08/10/2026)
- Tony W. Lee: /s/ Tony W. Lee, Tony W. Lee (08/10/2026)
- Triton Water Equity Holdings, LP: By: Triton Water Equity Holdings GP, LLC, its general partner, /s/ Fola Adamolekun, Fola Adamolekun/Secretary (08/10/2026)
- Triton Water Equity Holdings, GP, LLC: /s/ Fola Adamolekun, Fola Adamolekun/Secretary (08/10/2026)
- Triton Water Forward Holdings, LP: By: Triton Water Forward Holdings GP, LLC, its general partner,, Fola Adamolekun/Secretary (08/10/2026)
- Triton Water Forward Holdings GP, LLC: /s/ Fola Adamolekun, Fola Adamolekun/Secretary (08/10/2026)